FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

NovaGold Resources Inc. (“NovaGold”)
Suite 2300 – 200 Granville Street
Vancouver, British Columbia V6C 1S4

ITEM 2.	Date of Material Change

June 19, 2006

ITEM 3.	News Release

A press release was issued by NovaGold on June 19, 2006 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.	Summary of Material Change

NovaGold announced that it is making an all cash offer to acquire all of the outstanding common shares of Pioneer Metals Corporation at a price of C$0.57 per share.

ITEM 5.	Full Description of Material Change

NovaGold announced that it is making an all cash offer to acquire all of the outstanding common shares of Pioneer Metals Corporation (TSX: PSM) at a price of C$0.57 per share. The offer represents a 30% premium to the one-month volume weighted average trading price of Pioneer’s shares since mid-May.

Pioneer owns the Grace property, which is under option to NovaGold and is the subject of on-going litigation. The Grace property includes 2,840 hectares (7,020 acres) of subsurface mineral claims and directly adjoins NovaGold’s 62,000 hectare (151,000 acre) Galore Creek property.

NovaGold commenced the offer today by filing its takeover bid materials with securities regulators and publishing advertisements in the National Post and La Presse newspapers. Full details of the offer are included in the takeover bid circular which will be posted under Pioneer Metals Corporation at www.sedar.com. The takeover bid materials will also be mailed to Pioneer’s shareholders as soon as a list of shareholders has been provided by Pioneer’s management. NovaGold has formally requested a list of Pioneer’s shareholders today.

The offer will be open for acceptance until 9:00 p.m. Vancouver time on July 25, 2006. The offer will be subject to certain conditions, including receipt of all necessary regulatory approvals, absence of adverse changes and acceptance of the offer by Pioneer’s shareholders who tender a sufficient number of common shares so that NovaGold will hold not less than 66 2/3% of the outstanding common shares on a fully diluted basis. Once the 66 2/3% condition is met, NovaGold intends, but is not required, to take steps to acquire all of the remaining outstanding common shares of Pioneer. The maximum amount of cash payable by NovaGold if it acquires all of the outstanding common shares that it does not presently hold, will be approximately C$34.6 million, assuming exercise of all of Pioneer’s outstanding share options.

NovaGold’s financial advisor is RBC Dominion Securities Inc., a member company of RBC Capital Markets, and its legal advisor for the offer and takeover bid is Borden Ladner Gervais LLP. The Information Agent for the offer is Kingsdale Shareholder Services Inc.

ITEM 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

No significant facts have been omitted from this report.

ITEM 8.	Executive Officer

Robert J. MacDonald, Senior Vice President, Chief Financial Officer
Phone: (604) 669-6227

ITEM 9.	Date of Report

June 19, 2006.